CloudCommerce™

December 13, 2018

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. William Thompson
Accounting Branch Chief

Re: CLOUDCOMMERCE, INC.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 14, 2018
Form 8-K Filed November 17, 2017
Response Dated November 29, 2018
File No. 000-13215

Dear Mr. Thompson:

Please find below responses to certain questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter of comments dated December 4, 2018 relating to Company's Current Reports on From 8-K referenced above.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Form 10-Q for the Quarterly Period Ended September 30, 2018
Notes to Condensed Consolidated Financial Statements - Unaudited
2. Summary of Significant Accounting Policies
Revenue Recognition, page 9

1. In future filings on Form 10-Q, please consider also disclosing disaggregated revenues for the three month periods.

Response:

In its future filing the Company will consider disclosing disaggregated revenues for the three month periods.

Form 8-K Filed November 17, 2017
Item 9.01 Financial Statements and Exhibits, page 6

2. We reviewed your response to comment 1. Rule 8-04(d) of Regulation S-X refers to the use of pro forma amounts for the latest fiscal year that were included in a report on Form 8-K. Please amend your Form 8-K filed August 2, 2017 related to the acquisition of Parscale Creative, Inc. to include audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses as well as unaudited pro-forma financial information as indicated in your letter to the Division of Corporation Finance's Office of the Chief Accountant dated August 14, 2017.

Response:

By December 31, 2018, the Company will file with the Commission an amendment to the Form 8-K filed on August 2, 2017 to include audited abbreviated statements of assets acquired and liabilities assumed and of revenues and direct expenses as well as unaudited pro-forma financial information.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

Gregory Boden
Chief Financial Officer